SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

Closing of a Share Buyback Program and Approval of a New Program

TIM Participações S.A. (“Company”) (B3: TIMP3 e NYSE: TSU) in compliance with Article 157 of Law No 6,404 and the provisions of CVM Instruction No 358, hereby informs its shareholders, the market in general and other interested parties that the Company’s Board of Directors approved on the date hereof, what follows:

  The closing of the Share Buyback Program approved by the Board of Directors of the Company in October 2nd, 2017 (“Program 1”). During the Program 1, 2,354,685 (two million, three hundred and fifty-four thousand, six hundred and eighty-five) ordinary shares were acquired by an average price of R$11.77 (eleven reais and seventy seven cents), in order to fulfill the obligations regarding the Long Term Incentive Plan addressed to the Company's executives;
  The approval of a new Share Buyback Program (“Program 2”), of its own issuance, pursuant to Article 22, V, of the Company's Bylaws and  of Article 5 of CVM Instruction N. 567, with the following characteristics:
  Objective: The purpose of the Program is the acquisition of shares issued by the Company to cover the exercise of stock options under the Company's Long-term Incentive Plan.
  Number of Shares that may be acquired during the Program 2: up to 377,052 (three hundred and seventy seven thousand and fifty two) common shares of the Company may be acquired, without reduction of the capital stock, corresponding to 0.02% of the total common shares of the Company or 0.05% of the free float shares. The Company’s Management may decide the best moment, within the Program Term, to carry out the acquisitions of the Shares, and may make one or several acquisitions.
  Deadline: The Program 2 will start as of the date of the Board of Directors’ resolution, and remaining in force until October 2nd, 2019, being the acquisitions made at the Stock Exchange (B3 S.A. - Brasil Bolsa Balcão) at market prices, in compliance with the applicable legal and regulatory limits.
  Intermediary Financial Institutions: The acquisition of shares will be performed through BRASIL PLURAL CCTVM S/A.
   Resources to be used: The resources of the capital and profit reserves, which total R$6,246,600,736.00 (six billion, two hundred and forty-six million, six hundred thousand, seven hundred and thirty-six reais), will be used according to the Interim Financial Statements as of June 30, 2018, except for the reserves referred to in Article 7, paragraph 1, of CVM Instruction 567.
  The Minutes of the Meeting of the Board of Directors that approved the Program are available at the Company's Investor Relations website www.tim.com.br/ir, as well as at the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and B3, www.cvm.gov.br and www.b3.com.br, where the information required by Appendix 30-XXXVI of CVM Instruction 480, is available.

The Company will keep its shareholders and the market informed about the progress of the Program, in accordance with the applicable regulations.

Rio de Janeiro, October, 23, 2018

TIM Participações S.A.
Adrian Calaza
Investor Relations Officer
and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: Octoberr 23, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.